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                                                   23 Carol Street
                                         Clifton, New Jersey 07014
                   VERTEX INDUSTRIES, INC.

                    INFORMATION STATEMENT
                          (Supplement)

               Pursuant to Section 14(f) of the
                Securities Exchange Act of 1934
                   and Rule 14f-1 Thereunder

   NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS AMENDED INFORMATION STATEMENT.
  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
                  TO SEND THE COMPANY A PROXY
                     ----------------------
                        August 24, 1999
                     ----------------------
      This Supplemental Information Statement is being mailed on or about August 25, 1999 to holders of record at the close of business on August 24, 1999 of shares of Common Stock, $.005 per share ("VTX Common Stock"), of Vertex Industries, Inc. (the "Company"). It is being furnished as a supplement to the Information Statement that was mailed on or about July 2, 1999
(the "Information Statement") to holders of record at the close of business on July 1, 1999 of VTX Common Stock (such Information Statement is hereby incorporated by reference) in connection with the appointment to the Company's Board of Directors, other than at a meeting of the Company's stockholders, of six new directors consisting of three individuals designated by Edwardstone & Company, Incorporated, a Delaware corporation ("Edwardstone"), and three individuals designated by MidMark Capital, L.P., a Delaware limited partnership ("MidMark"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Information Statement.

	Other than as set forth herein, there has been no material change in the information set forth in the Information Statement.
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                       CHANGE OF CONTROL
     On August 23, 1999, the Company, Edwardstone and MidMark entered into Amendment No. 1 to the Subscription Agreement, whereby Edwardstone agreed to increase the number of shares of VTX Common Stock to be purchased from the Company from four million four hundred forty nine thousand six hundred forty two (4,449,642) to five million five hundred eighteen thousand sixty four (5,518,064) and MidMark agreed to increase the number of shares of VTX Common Stock to purchase from the Company from four million (4,000,000) to four million nine hundred thirty one thousand five hundred seventy eight (4,931,578). The consideration to be paid by Edwardstone and its affiliates for such shares will be $5,000,000 and the consideration to be paid by MidMark for such shares will be $5,000,000. The Shares represent 69% of the 16,896,121 VTX
Common Stock that will be outstanding after the consummation of the transaction. Such purchase will occur on a date that is at least 10 days after the date of this Amended Information
Statement.
                           VERTEX INDUSTRIES, INC.
August 24, 1999

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